FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an advertisement which is to be published in the press in Malta on 31 July 2010 by HSBC Bank Malta p.l.c., a 70.03 per cent indirectly held subsidiary of HSBC Holdings plc.

30 July 2010

HSBC BANK MALTA p.l.c.

FIRST HALF 2010 RESULTS - HIGHLIGHTS

•    Profit before tax of €42.2 million for the six months ended 30 June 2010 - an increase of 21.4 per cent, or €7.4 million, compared with €34.8 million for the same period in 2009.

•    Profit attributable to shareholders increased by 21.8 per cent, or €4.9 million, to €27.4 million, compared with €22.5 million in the comparable period in 2009.

•    Earnings per share for the six months ended 30 June 2010 were 9.4 euro cent, compared with 7.7 euro cent for the same period in 2009.

•    Total assets of €5,606.8 million at 30 June 2010, an increase of €489.0 million, or 9.6 per cent, compared with 31 December 2009.

•    Loans and advances to customers were €3,204.3 million at 30 June 2010, a decrease of €22.1 million, or 0.7 per cent, compared with 31 December 2009.

•    Customer deposits were €4,146.0 million at 30 June 2010, an increase of €59.4 million, or 1.5 per cent, compared with 31 December 2009.

•    Return on equity for the six months ended 30 June 2010 was 16.9 per cent, compared with 15.6 per cent for the first half of 2009.

Commentary

HSBC Bank Malta p.l.c. delivered a strong performance in the six months ended 30 June 2010, reporting a profit before tax of €42.2 million. This represents an increase of 21.4 per cent or €7.4 million compared to same period in 2009, substantially driven by an improved level of revenues while keeping costs flat.

Net interest income increased by 26.2 per cent to €60.8 million, compared to €48.2 million in the first half of 2009, as a result of the re-pricing of loans during 2009 and the unwinding of term deposits. However, liability margins remain under pressure given the low interest rate environment.

Net fees and commission income of €16.9 million for the six months ended 30 June 2010 increased by 11.2 per cent or €1.7 million compared to €15.2 million recorded in the first half of 2009. Strong growth was recorded in lending, card issuance and usage fees and from trust and retail brokerage trading activities.

Profits from life insurance business, weakened by recent market conditions, at €3.7 million for the first half of 2010 was 32.5 per cent lower than for the same period in 2009.

Operating expenses of €40.8 million for the six months ended 30 June 2010 were in line with those in the first half of 2009. The cost efficiency ratio improved to 48.4 per cent compared to 54.7 per cent for the same period in 2009. This was achieved through strict cost discipline.

In a challenging economic environment, net loan impairments charges of €1.4 million were reported for the six months ended 30 June 2010 compared to a release of €0.9 million in the comparable period in 2009. From an extremely low historic base the charge remains at the modest level of 9 basis points of the overall loan book.

Total assets grew by €489 million to €5,606.8 million at 30 June 2010 compared to €5,117.8 million at 31 December 2009. The main increases were reported in treasury bills and debt securities investments as part of the bank's liquidity management.

The credit quality of the available-for-sale investments portfolio remained satisfactory with an increase in fair value of €6.8 million during the current period compared to €3.8 million for the six months ended 30 June 2009. This increase in fair value is credited directly to the revaluation reserve, net of tax.

During the first half of 2010 net loans and advances to customers fell by €22.1 million as, in the current economic environment, borrowers looked to reduce debt levels.  However where lending opportunities arose the bank continued to support its customers' financial needs while maintaining asset quality. Consumer lending showed resilience and good growth was registered in new mortgages. Demand for corporate lending was soft. The quality of the lending portfolio showed a marginal deterioration with non-performing loans representing 3.2 per cent of gross loans as at June 2010 compared to 2.9 per cent as at 31 December 2009. Liquidity and capital ratios remain strong and are well above regulatory requirements.

In a period of growing competitive pressures, characterised by a number of local government and corporate bond issues, deposit levels of €4.1 billion were maintained. The bank's liquidity position remains strong with an advances-to-deposits ratio of 77.3 per cent, compared with 79.0 per cent at 31 December 2009.

Alan Richards, Director and Chief Executive Officer of HSBC Bank Malta p.l.c., said: "We are encouraged by the bank's strong performance during the first half of 2010. After a period of negative GDP growth, the local economy is showing clear signs of stability and we anticipate continued growth in the foreseeable future. However, challenges within the international economy remain and the broader Eurozone recovery is at best fragile, as the recent sovereign bond crisis has highlighted. We have made good progress during these six months and we continue to emphasise our competitive advantage as an international bank. We remain well capitalised, liquid and very much open for business."

The Board is declaring an interim gross dividend of 7.9 euro cent per share (5.1 euro cent net of tax). This will be paid on 24 August 2010 to shareholders who are on the bank's register of shareholders as at 10 August 2010.

Income Statements for the period 1 January 2010 to 30 June 2010

	Group		Bank
	6 mths to 30/06/10	6 mths to 30/06/09	6 mths to 30/06/10	6 mths to 30/06/09
	€000	€000	€000	€000
Interest receivable and similar income
- on loans and advances, balances with Central Bank of Malta and Treasury Bills	75,360	78,720	75,362	78,719
- on debt and other fixed income instruments	8,292	6,994	6,437	6,622
Interest payable	(22,883)	(37,552)	(23,226)	(38,100)
Net interest income	60,769	48,162	58,573	47,241

Fees and commissions receivable	18,122	16,124	15,931	14,906
Fees and commissions payable	(1,209)	(911)	(1,075)	(750)
Net fee and commission income	16,913	15,213	14,856	14,156

Dividend income	-	43	538	9,658
Trading profits	2,877	3,644	2,877	3,644
Net income from insurance financial instruments designated at fair value through profit or loss	10,866	6,391	-	-
Net gains on sale of available-for-sale financial assets	-	453	-	453
Net earned insurance premiums	28,693	26,478	-	-
Net other operating income	5,841	(4,957)	550	355
Total operating income	125,959	95,427	77,394	75,507

Net insurance claims incurred and movement in policyholders' liabilities	(41,548)	(20,561)	-	-
Net operating income	84,411	74,866	77,394	75,507

Employee compensation and benefits	(24,042)	(23,821)	(22,893)	(22,340)
General and administrative expenses	(13,257)	(13,392)	(12,415)	(12,797)
Depreciation	(3,009)	(3,172)	(2,998)	(3,160)
Amortisation	(527)	(588)	(483)	(534)
Net operating income before impairment charges and provisions	43,576	33,893	38,605	36,676
Net impairment	(1,408)	883	(1,408)	883
Net provisions for liabilities and other charges	29	(11)	8	(10)
Profit before tax	42,197	34,765	37,205	37,549
Tax expense	(14,818)	(12,291)	(13,073)	(11,587)
Profit for the period	27,379	22,474	24,132	25,962

Profit attributable to shareholders	27,379	22,474	24,132	25,962

Earnings per share	9.4c	7.7c	8.3c	8.9c

Statements of Comprehensive Income for the period 1 January 2010 to 30 June 2010

	Group		Bank
	6 mths to 30/06/10	6 mths to 30/06/09	6 mths to 30/06/10	6 mths to 30/06/09
	€000	€000	€000	€000

Profit attributable to shareholders	27,379	22,474	24,132	25,962

Other comprehensive income
Available-for-sale investments:
- change in fair value	6,758	3,827	5,737	3,463
- change in fair value transferred to profit or loss	-	(453)	-	(453)
- income taxes	(2,365)	(1,181)	(2,008)	(1,054)
Other comprehensive income for the period, net of tax	4,393	2,193	3,729	1,956

Total comprehensive income for the period, net of tax	31,772	24,667	27,861	27,918

Statements of Financial Position at 30 June 2010
	Group		Bank
	30/06/10	31/12/09	30/06/10	31/12/09
	€000	€000	€000	€000
Assets
Balances with Central Bank of Malta, Treasury Bills and cash	545,542	172,671	545,541	172,670
Cheques in course of collection	12,051	10,764	12,051	10,764
Financial assets held for trading	20,132	11,746	20,831	11,964
Financial assets designated at fair value through profit or loss	270,938	248,553	-	-
Financial investments	694,355	478,975	594,855	380,275
Loans and advances to banks	625,394	747,657	625,389	747,582
Loans and advances to customers	3,204,337	3,226,477	3,204,337	3,226,477
Shares in subsidiary companies	-	-	35,707	35,707
Intangible assets	65,511	60,691	1,323	1,741
Property and equipment	64,774	65,397	64,858	65,470
Investment property	14,587	14,588	11,664	11,665
Assets held for sale	9,870	10,604	9,870	10,604
Current tax recoverable	6,174	6,164	4,543	4,516
Deferred tax assets	7,709	9,053	7,402	8,766
Other assets	26,591	20,712	9,764	7,931
Prepayments and accrued income	38,855	33,748	34,577	30,006
Total assets	5,606,820	5,117,800	5,182,712	4,726,138

Liabilities
Financial liabilities held for trading	18,241	11,044	18,241	11,046
Amounts owed to banks	515,432	168,771	515,385	168,771
Amounts owed to customers	4,146,044	4,086,669	4,211,632	4,146,295
Provision for current tax	8,973	207	8,512	-
Deferred tax liabilities	20,507	18,851	-	-
Liabilities to customers under investment contracts	17,022	16,853	-	-
Liabilities under insurance contracts issued	382,271	351,513	-	-
Other liabilities	51,470	35,479	46,927	32,221
Accruals and deferred income	35,039	33,422	34,350	33,068
Provisions for liabilities and other charges	548	577	506	514
Subordinated liabilities	87,854	87,827	87,854	87,827
Total liabilities	5,283,401	4,811,213	4,923,407	4,479,742
Equity
Share capital	87,552	87,552	87,552	87,552
Revaluation reserve	30,218	25,825	28,759	25,030
Retained earnings	205,649	193,210	142,994	133,814
Total equity	323,419	306,587	259,305	246,396
Total liabilities and equity	5,606,820	5,117,800	5,182,712	4,726,138

Memorandum items
Contingent liabilities	122,727	119,449	122,750	119,472
Commitments	906,789	923,900	906,789	923,900

The financial statements were approved by the Board of Directors on 30 July 2010 and signed on its behalf by:

Albert Mizzi, Chairman                                                                                  Alan Richards, Chief Executive Officer

Statements of Changes in Equity for the period 1 January 2010 to 30 June 2010

	Share capital	Revaluation reserve	Retained earnings	Total equity
Group	€000	€000	€000	€000
At 1 January 2010	87,552	25,825	193,210	306,587

Profit for the period	-	-	27,379	27,379

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	4,393	-	4,393
Total other comprehensive income	-	4,393	-	4,393
Total comprehensive income for the period	-	4,393	27,379	31,772

Transactions with owners, recorded directly in equity
Share-based payments	-	-	236	236
Dividends	-	-	(15,176)	(15,176)
Total contributions by and distributions to owners	-	-	(14,940)	(14,940)
At 30 June 2010	87,552	30,218	205,649	323,419

At 1 January 2009	87,552	15,149	179,776	282,477

Profit for the period	-	-	22,474	22,474

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	2,487	-	2,487
- change in fair value transferred to profit or loss, net of tax	-	(294)	-	(294)
Total other comprehensive income	-	2,193	-	2,193
Total comprehensive income for the period	-	2,193	22,474	24,667

Transactions with owners, recorded directly in equity
Share-based payments	-	-	112	112
Dividends	-	-	(18,211)	(18,211)
Total contributions by and distributions to owners	-	-	(18,099)	(18,099)
At 30 June 2009	87,552	17,342	184,151	289,045

Statements of Changes in Equity for the period 1 January 2010 to 30 June 2010

	Share capital	Revaluation reserve	Retained earnings	Total equity
Bank	€000	€000	€000	€000
At 1 January 2010	87,552	25,030	133,814	246,396

Profit for the period	-	-	24,132	24,132

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	3,729	-	3,729
Total other comprehensive income	- -	3,729	-	3,729
Total comprehensive income for the period	-	3,729	24,132	27,861

Transactions with owners, recorded directly in equity
Share-based payments	-	-	224	224
Dividends	-	-	(15,176)	(15,176)
Total contributions by and distributions to owners	-	-	(14,952)	(14,952)
At 30 June 2010	87,552	28,759	142,994	259,305

At 1 January 2009	87,552	15,314	121,606	224,472

Profit for the period	-	-	25,962	25,962

Other comprehensive income
Available-for-sale investments:
- change in fair value, net of tax	-	2,250	-	2,250
- change in fair value transferred to profit or loss, net of tax	-	(294)	-	(294)
Total other comprehensive income	-	1,956	-	1,956
Total comprehensive income for the period	-	1,956	25,962	27,918

Transactions with owners, recorded directly in equity
Share-based payments	-	-	137	137
Dividends	-	-	(18,211)	(18,211)
Total contributions by and distributions to owners	-	-	(18,074)	(18,074)
At 30 June 2009	87,552	17,270	129,494	234,316

Statements of Cash Flows for the period 1 January 2010 to 30 June 2010

	Group		Bank
	6 mths to 30/06/10	6 mths to 30/06/09	6 mths to 30/06/10	6 mths to 30/06/09
	€000	€000	€000	€000

Cash flows (used in)/from operating activities
Interest, commission and premium receipts	124,544	137,090	92,153	108,441
Interest, commission and claims payments	(31,330)	(52,702)	(22,767)	(44,130)
Payments to employees and suppliers	(40,869)	(42,641)	(35,561)	(40,487)
Operating profit before changes in operating assets/liabilities	52,345	41,747	33,825	23,824
(Increase)/decrease in operating assets:
Trading instruments	(16,297)	19,572	-	150
Reserve deposit with Central Bank of Malta	(8,390)	4,066	(8,390)	4,066
Loans and advances to customers and banks	(1,202)	176,032	(1,266)	176,031
Treasury Bills	(362,745)	(58,958)	(362,745)	(76,342)
Other receivables	(19,074)	(5,040)	(2,887)	(5,744)
Increase/(decrease) in operating liabilities:
Customer accounts and amounts owed to banks	55,146	(25,575)	60,501	9,940
Other payables	28,086	26,401	14,620	17,149
Net cash (used in)/from operating activities before tax	(272,131)	178,245	(266,342)	149,074
Tax paid	(5,421)	(7,372)	(5,171)	(6,840)
Net cash (used in)/from operating activities	(277,552)	170,873	(271,513)	142,234
Cash flows (used in)/from investing activities
Dividends received	21	29	349	8,028
Interest received from financial investments	7,487	8,930	5,590	8,801
Proceeds from sale and maturity of financial investments	35,693	119,970	35,693	117,479
Proceeds on sale of property and equipment and intangible assets	390	-	349	-
Purchase of financial investments	(243,473)	(118,721)	(243,569)	(90,459)
Purchase of property and equipment, investment property and intangible assets	(2,804)	(1,084)	(2,773)	(1,077)
Net cash (used in)/from investing activities	(202,686)	9,124	(204,361)	42,772
Cash flows used in financing activities
Dividends paid	(15,176)	(18,211)	(15,176)	(18,211)
Cash used in financing activities	(15,176)	(18,211)	(15,176)	(18,211)
(Decrease)/increase in cash and cash equivalents	(495,414)	161,786	(491,050)	166,795
Effect of exchange rate changes on cash and cash equivalents	65,816	17,467	65,816	17,467
Net (decrease)/increase in cash and cash equivalents	(561,230)	144,319	(556,866)	149,328
	(495,414)	161,786	(491,050)	166,795
Cash and cash equivalents at beginning of period	548,815	304,595	544,447	299,572
Cash and cash equivalents at end of period	53,401	466,381	53,397	466,367

Segmental Information

The group's segments are organised into three business lines: Personal Financial Services, Commercial Banking and Global Banking and Markets.  The business lines reflect the way the CEO, as chief operating decision-maker, reviews financial information in order to make decisions about allocating resources and assessing performance.

	Personal Financial Services		Commercial Banking		Global Banking and Markets		Intersegment		Group Total
	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to	6 mths to
	30/06/10	30/06/09	30/06/10	30/06/09	30/06/10	30/06/09	30/06/10	30/06/09	30/06/10	30/06/09
	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000
Group
Net interest income
- external	25,915	8,532	28,486	30,852	6,368	8,778	-	-	60,769	48,162
- inter-segment	7,307	15,830	(5,323)	(7,769)	(1,984)	(8,061)	-	-	-	-
	33,222	24,362	23,163	23,083	4,384	717	-	-	60,769	48,162
Net non-interest income
- external	11,921	13,917	7,806	7,710	3,915	5,077	-	-	23,642	26,704
- inter-segment	57	88	-	-	68	(88)	(125)	-	-	-
	11,978	14,005	7,806	7,710	3,983	4,989	(125)	-	23,642	26,704

External employee compensation and benefits	(17,230)	(15,907)	(5,649)	(6,683)	(1,163)	(1,231)	-	-	(24,042)	(23,821)

General and administrative expenses
- external	(9,373)	(9,604)	(2,861)	(2,834)	(1,023)	(954)	-	-	(13,257)	(13,392)
- inter-segment	(125)	-	-	-	-	-	125	-	-	-
	(9,498)	(9,604)	(2,861)	(2,834)	(1,023)	(954)	125	-	(13,257)	(13,392)

External depreciation	(2,210)	(2,256)	(791)	(907)	(8)	(9)	-	-	(3,009)	(3,172)

External amortisation	(370)	(392)	(126)	(165)	(31)	(31)	-	-	(527)	(588)

External net impairment	(1,124)	(967)	(284)	1,850	-	-	-	-	(1,408)	883
External net provisions for liabilities and other charges	8	-	-	(10)	21	(1)	-	-	29	(11)
Profit before tax	14,776	9,241	21,258	22,044	6,163	3,480	-	-	42,197	34,765

	30/06/10	31/12/09	30/06/10	31/12/09	30/06/10	31/12/09	30/06/10	31/12/09	30/06/10	31/12/09
	€000	€000	€000	€000	€000	€000	€000	€000	€000	€000
Assets
Segment total assets	2,185,197	2,129,646	1,639,941	1,682,729	1,781,682	1,305,425	-	-	5,606,820	5,117,800
Average total assets	2,157,421	2,051,891	1,661,335	1,675,252	1,543,554	1,479,801	-	-	5,362,310	5,206,944
Total equity	147,500	113,280	137,861	159,636	38,058	33,671	-	-	323,419	306,587

Basis of preparation

The condensed interim financial statements have been extracted from HSBC Bank Malta p.l.c.'s (the 'bank') and its subsidiary undertakings (collectively referred to as the 'group') unaudited management accounts for the six month period ended 30 June 2010.  These condensed interim financial statements are being published in terms of Chapters 8 and 9 of the Listing Rules issued by the Listing Authority and in terms of the Prevention of Financial Markets Abuse Act, 2005.

The condensed interim financial statements have been prepared in accordance with accounting standards adopted for use in the EU for interim financial statements (EU adopted IAS 34, Interim Financial Reporting).  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the financial statements for the year ended 31 December 2009.

The accounting policies applied in these condensed interim financial statements are the same as those applied by the group in its financial statements as at and for the year ended 31 December 2009.

As required by the EU adopted IAS 34, Interim Financial Reporting, these interim financial statements include comparative statements of financial position information at the previous financial year end and comparative income statements and statements of comprehensive income information for the comparable interim periods of the immediately preceding financial year.

Related party transactions with other members of the HSBC Group covering the period 1 January to 30 June 2010 have not materially affected the performance for the period under review.

HSBC Bank Malta p.l.c. is a member of the HSBC Group, whose ultimate parent company is HSBC Holdings plc. Headquartered in London, HSBC Holdings plc is one of the largest banking and financial services organisations in the world. The HSBC Group's international network comprises around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa.

Statement pursuant to Listing Rule 9.44k.3 issued by the Listing Authority

 I confirm that to the best of my knowledge:

•      the condensed interim financial statements give a true and fair view of the financial position as at 30 June 2010, financial performance and cash flows for the period then ended, in accordance with accounting standards adopted for use in the EU for interim financial statements (EU adopted IAS 34 'Interim Financial Reporting'); and

•      the commentary includes a fair review of the information required in terms of Listing Rule 9.44k.2.

                                                                                                Alan Richards, Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:

Name: P A Stafford

Title: Assistant Group Secretary

Date: 30 July, 2010